UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                   FORM 6-K/A

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                DECEMBER 14, 2004

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

================================================================================

This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on December 1, 2004

TDC BUYS NETDESIGN

TDC BUYS NETDESIGN A/S, A LEADING DANISH PROVIDER OF LAN INFRASTRUCTURE TO COMPANIES, FOR A TOTAL PRICE OF DKK 350M.

NetDesign will strengthen TDC's position in the rapidly growing market for IP communications solutions to businesses, both in Denmark and towards pan-nordic corporate customers.

NetDesign's  revenues  amounted to DKK 287m in 2003,  earnings before  interest,
taxes,   depreciation  and  amortization   (EBITDA)  was  DKK  24m  and  capital
expenditures totaled DKK 12m. The company has 124 employees today.

TDC expects the acquisition to have a positive impact on TDC's EBITDA, as well as EBITDA less capital expenditures, in 2005 and onwards.

"NetDesign is a well-managed company with a solid and predictable growth potential. We will manage NetDesign with regard and respect for the business culture and successful business model. IP/LAN solutions are central to the communications solutions for businesses in the future and NetDesign gives TDC a unique position in this fast growing marked" says director Martin Lippert, TDC Business.

NetDesign will continue with the current management and name as an independent subsidiary under TDC Solutions.

TDC A/S, Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

   DECEMBER 14, 2004                               /s/ OLE SOEBERG
------------------------               -----------------------------------------
        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations